

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 7, 2011

<u>Via Email</u>
Mr. Lawrence Odell
Secretary
First BanCorp.
1519 Ponce de Leon Avenue
PO Box 9146
San Juan, Puerto Rico

> **Re: First BanCorp.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed June 28, 2011**
> **Current Report on Form 8-K**
> **Filed June 2, 2011**
> **Current Report on Form 8-K**
> **Filed June 29, 2011**
> **File No. 001-14793**

Dear Mr. Odell:

We have limited our review of your filings to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

<u>Preliminary Proxy Statement on Schedule 14A</u>

<u>General</u>

1. Please revise the proxy to include financial statements under Item 13 of Schedule 14A. Alternatively, provide us with your legal and factual analysis supporting your conclusion that audited financial statements are not required. In particular, we note that the private sales of common stock are necessary conditions for the exercise of your agreement with the U.S. Treasury to exchange your preferred shares for common stock. Please consider Note A to Schedule 14A, and Item 11 and 13 for both transactions.

Proposal to Issue Common Stock to Institutional Investors

Overview and Reason for Proposal, page 8

2. Revise your disclosure to identify the 9.9% investor and the counterparties to the subscription agreements, or please tell us why you are not required to identify these parties.

Proposed Issuance of Shares to THL, Oaktree and Other Investors, page 12

3. We note your disclosure in the last paragraph on page 14 that you entered into Expense Reimbursement Agreements with THL and Oaktree. Please file these agreements in an 8-K or please tell us why you are not required to do so.

Rights Offering, page 18

4. Revise to disclose the anticipated timing of the Rights Offering.

Pro Form Effects of the Transactions, page 19

5. Please add a column to the table that shows the pro forma effects of the Rights Offering.

No Appraisal Rights or Preemptive Rights, page 21

6. We note your disclosure that your stockholders are not entitled to appraisal rights or preemptive rights with respect to the proposed issuance. Please also include this information in Questions and Answers About the Special Meeting.

Recommendation of the Board of Directors, page 21

7. Revise this section, or another appropriate section of the proxy, to explain how the board considered the discount to the then current market value implied by the $3.50 sales price in the share purchase agreements in recommending that shareholders approve the transactions.

Current Report on Form 8-K Filed June 2, 2011

Exhibit 10.1

8. We note that you have not filed the exhibits and schedules to this agreement. Please file an amendment to your 8-K that includes this agreement in its entirety.

<u>Current Report on Form 8-K Filed June 29, 2011</u>

<u>Item 101. Entry into a Material Definitive Agreement</u>

9. Please amend your 8-K to disclose the names of the investors and private equity firms described in the fourth and fifth paragraphs of this Item, or please tell us why you are not required to do so.

<u>Exhibits 10.1 and 10.2</u>

10. We note that you have not filed the exhibits and schedules to these agreements. Please file the entire agreements, including exhibits and schedules, in your amended 8-K.   Also, please provide us with your analysis supporting your conclusion that it was appropriate to not identify the counterparty to the purchase contract filed as Exhibit 10.2 to the 8-K filed June 29, 2011.

<u>Exhibits 10.2 and 10.3</u>

11. We note that you have redacted certain information in these agreements. Please file these agreements in their entirety, or please submit an application for confidential treatment for the information that you have omitted from these exhibits.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Erin Purnell at (202) 551-3454 or me at (202) 551-3419 with any questions or comments.

Sincerely,

/s/ Christian Windsor

Christian Windsor
Special Counsel

CC: Via Email
Linda Griggs
Morgan, Lewis & Bockius LLP